Santos

www.santos.com

19 December 2005

Drilling Report – Firebird 1

The Firebird 1 exploration well in JPDA 03-12 has been drilled to a total depth of 3675 metres and will now be plugged and abandoned.

The well intersected hydrocarbons in both the primary and secondary objectives and confirmed the stratigraphic potential of the play.

Flow tests were conducted however commercial rates were not established over the intervals tested.

JPDA 03-12 is located in the Australia – Timor Leste Petroleum Joint Development Area and is 19 kilometres from the Bayu-Undan development in the Timor Sea, northern Australia.

The participants in JPDA 03-12 are:

Santos (JPDA 91-12) Pty Ltd	21.4%
ConocoPhillips (03-12) Pty Ltd (operator)	42.4%
Inpex Sahul, Ltd	21.2%
Petroz (Timor Sea) Pty Ltd	13.4%
Emet Pty. Ltd.	1.6%

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries	Investor enquiries
Kathryn Mitchell	Andrew Seaton
(08) 8218 5260 / 0407 979 982	(08) 8218 5157 / 0410 431 004

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

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